UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934



                                 Kirkland's Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    497498105
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
       Mr. Philip C. Timon                           Robert G. Minion, Esq.
       Endowment Capital Group, LLC                  Lowenstein Sandler PC
       1105 North Market Street, 15th Floor          65 Livingston Avenue
       Wilmington, Delaware 19801                    Roseland, New Jersey  07068
       (302) 472-8000                                (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 1, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  497498105
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                          Mr. Philip C. Timon
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)
             (b)

--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):    WC

--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                        Not Applicable
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:    United States

--------------------------------------------------------------------------------
        Number of                        7) Sole Voting Power:        2,828,294*
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:              0*
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:   2,828,294*
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:         0*
                                            ------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  2,828,294*

--------------------------------------------------------------------------------
  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):             Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):      14.6%*

--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):   IN

--------------------------------------------------------------------------------
*Endowment Capital, L.P., and Long Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), own in the aggregate 2,828,294 shares of the Common Stock, no par value per share (the "Shares"), of Kirkland's Inc., a Tennessee corporation (the "Company"), as of March 1, 2006 (the "Reporting Date"). Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), is the sole general partner of each of the Limited Partnerships. Mr. Philip C. Timon is the sole managing member of Endowment LLC. As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships as of the Reporting Date. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 2,828,294 Shares, or approximately 14.6% of the Shares deemed issued and outstanding as of the Reporting Date. Mr. Timon's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships. This
Schedule 13D (the "Current 13D") sets forth that only Mr. Timon is the reporting person for the Shares held by the Limited Partnerships as of the Reporting Date. Concurrently with the filing of this Current 13D with the Securities and Exchange Commission ("SEC"), Mr. Timon has caused a Schedule 13D Amendment No. 1 (the "Amended 13D") to be filed on behalf of Endowment LLC which amends and restates the Schedule 13D filed with the SEC on March 3, 2006 (the "Prior 13D") and reports that only Mr. Timon is the reporting person for the Shares set forth in the Prior 13D.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the Common Stock, no par value per share (the "Shares") of Kirkland's, Inc., a Tennessee corporation (the "Company"). The Company's principal executive offices are located at 805 North Parkway, Jackson, Tennessee 38305.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Mr. Philip C. Timon, whose business address is 1105 North Market Street, 15th Floor, Wilmington, Delaware 19801. Mr. Timon is the sole managing member of Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), which is the sole general partner of Endowment Capital, L.P., and Long Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), and in such capacity is principally responsible for the management of the affairs of the Limited Partnerships.

          The Limited Partnerships are engaged in the investment in personal property of all kinds, including but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Timon has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was, or is, now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Timon is a United States citizen.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The Limited Partnerships have invested an aggregate amount of $27,312,380 (inclusive of brokerage commissions) in the Company's Shares reported hereunder. The source of the funds used to purchase the Company's Shares held by the Limited Partnerships is the working capital of the Limited Partnerships.


Item 4.   Purpose of Transaction.
          ----------------------

          The Limited Partnerships acquired and continue to hold the Shares as a long-term investment. Mr. Timon, on behalf of the Limited Partnerships, utilizes a fundamental, research driven process to identify companies as being fundamentally undervalued and possessing the potential for significant capital appreciation. In implementing this process, Mr. Timon identified the Company as an entity satisfying his rigorous investment criteria.

          Mr. Timon reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company's Board of Directors, senior management decisions and extraordinary business transactions.

          In addition to the actions set forth above, Mr. Timon may engage in any of the actions specified in Item 4(b) through (j) to the Schedule 13D general instructions. Except as set forth above, Mr. Timon has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4(b) through (j) of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ending October 29, 2005 as filed with the Securities and Exchange Commission on December 6, 2005, there were 19,343,643 Shares issued and outstanding as of November 29, 2005. As of March 1, 2006 (the "Reporting Date"), the Limited Partnerships owned in the aggregate 2,828,294 Shares. Endowment LLC is the sole general partner of each of the Limited Partnerships. Mr. Timon is the sole managing member of Endowment LLC. As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Thus, as the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 2,828,294 Shares, or approximately 14.6% of the Shares deemed issued and outstanding as of the Reporting Date.

          There were no transactions, during the sixty (60) days prior to the Reporting Date in Shares, or securities convertible into, exercisable for, or exchangeable for Shares, by Mr. Timon or any person or entity controlled by Mr. Timon or any person or entity for which Mr. Timon possesses voting or investment control over the securities thereof.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          None.


Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

          None.

                                    Signature
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            January 4, 2007


                                            /s/ Philip C. Timon
                                            ------------------------------------
                                            Philip C. Timon,  in his capacity as
                                            sole  managing  member of  Endowment
                                            Capital Group, LLC, the sole general
                                            partner  of Endowment  Capital, L.P.
                                            and Long Drive, L.P.



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).